As filed with the Securities and Exchange Commission on June 19, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OCI Partners LP

(Name of Subject Company)

OCI Partners LP

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

Ahmed El-Hoshy

President and Chief Executive Officer

5470 N. Twin City Highway

Nederland, Texas 77627

(409) 723-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Michael Rosenwasser, Esq.

Michael Swidler, Esq.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

SCHEDULE 14D-9

Item 1.	Subject Company Information

(a)    Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is OCI Partners LP, a Delaware limited partnership (“OCIP,” the “Partnership” or “we”). OCIP’s principal executive offices are located at 5470 N. Twin Highway, Nederland, Texas 77627 and its telephone number is (409) 723-1900.

(b)    Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the Partnership’s common units representing limited partner interests (the “Units”). As of June 18, 2018, the latest practicable date prior to the filing of this Schedule 14D-9, there were 86,997,590 Units outstanding.

Item 2.	Identity and Background of Filing Person

(a)    Name and Address. The name, business address and business telephone number of OCIP, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1. “Subject Company Information—Name and Address” above.

(b)    Tender Offer. OCIP Holding II LLC (“Holding II”), a Delaware limited liability company and a wholly owned subsidiary of OCI N.V., a Dutch public limited company (together with Holding II, “OCI”, except where the context requires that “OCI” refers only to OCI N.V.), is offering to purchase all of the outstanding Units of OCIP not currently held by OCI or its affiliates, at a price of $11.50 per Unit, net to the seller in cash, without interest, subject to applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2018 (as amended on June 8, 2018 and June 19, 2018, the “Offer to Purchase”), in the related letter of transmittal (the “Letter of Transmittal”) and in the related notice of guaranteed delivery (which together with the Offer to Purchase and the Letter of Transmittal collectively constitute the “Offer”). OCI currently owns 76,774,139 Units or approximately 88.25% of the outstanding Units. On June 1, 2018, the last trading day before OCI announced the offer, the closing price of the Units was $10.00 per Unit; at the time, the offer was for $11.00 per Unit, and represented a premium of 10% over the closing price of the Units on the trading day prior to the announcement of the Offer and a premium of 16.4% over OCIP’s 90 trading day volume-weighted average Unit price (“VWAP”). The Offer Price of $11.50 per Unit represents a premium of 15% over the closing price of the Units on the trading day prior to the announcement of the Offer, and a premium of 21.7% over OCIP’s 90-trading VWAP for the period ended on June 1, 2018 (the last day prior to the public announcement of the Offer). OCI also indirectly owns 100% of the non-economic general partner interest in OCIP. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on June 4, 2018 by OCI (together with any amendments and supplements thereto, the “Schedule TO”).

Tendering holders whose Units are registered in their own names and who tender their Units directly to the Depositary will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of Units in the Offer. A holder who holds Units through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Units to OCI in the Offer.

OCI will pay all fees and expenses of the Depositary, Georgeson LLC, which is acting as the Information and Solicitation Agent for the Offer (the “Information and Solicitation Agent”) and J.P. Morgan Securities LLC, which is acting as Dealer Manager for the Offering (the “Dealer Manager”), incurred in connection with the Offer. OCI has stated in the Offer to Purchase that it is not aware of any licenses or other regulatory permits which appear to be material to the business of OCIP and which might be adversely affected by the acquisition of Units by OCI pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Units by OCI pursuant to the Offer, and that should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to OCIP’s or OCI’s business or that certain parts of OCIP’s or OCI’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause OCI to elect to terminate the Offer without the purchase of Units thereunder. Pursuant to the Offer, OCI’s obligation under the Offer to accept for payment and pay for Units is subject to certain conditions.

OCI has stated that the purpose of the Offer is to acquire for cash as many outstanding Units as possible as a first step in acquiring all of the equity interests in OCIP not already owned by OCI. Assuming the Offer is completed and the Minimum Tender Condition (as described below) is satisfied, the second step in the transaction is the Buyout (as described below), which OCI has stated in the Offer to Purchase that it currently intends to consummate if the above assumptions are true. However, OCI has stated in the Offer to Purchase that it may change its intent and there can be no assurance that OCI will consummate the Buyout.

If the Minimum Tender Condition is satisfied and the Offer is successfully completed, OCI is expected to own more than 90% of the outstanding Units. On that basis, OCI will be entitled to, and has stated in the Offer that it currently intends that it or an affiliate will, as assignee of OCI GP LLC’s (the “General Partner”) right, pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of OCIP (the “Partnership Agreement”), purchase all outstanding Units that are not held by OCI or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal enclosed with the Offer to Purchase (the “Buyout”). OCI has stated that if it gives notice of the Buyout, OCI will do so on the date immediately following the time OCI accepts for payment and pays for Units validly tendered pursuant to the Offer.

In order to determine whether the Minimum Tender Condition is satisfied, OCI will take into account Units that are owned, directly or indirectly, by OCI. According to the Offer to Purchase, as of June 1, 2018, there were 86,997,590 outstanding Units, and OCI owned 76,774,139 or approximately 88.25% of the outstanding Units. Based on this information, OCI has stated that it believes that the Minimum Tender Condition will be satisfied if 1,523,693 Units are validly tendered in the Offer (other than by any person described in the first sentence of this paragraph).

The Offer is not conditioned upon any recommendation by the board of directors of the General Partner or by any committee thereof.

Notwithstanding any other provision of the Offer, OCI is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to OCI’s obligation to pay for or return Units tendered for purchase promptly after termination or expiration of the Offer), pay for any Units, may postpone the acceptance for payment or payment for tendered units and may, in its sole discretion, terminate or amend the Offer as to any Units not then paid for, if, at the expiration time, the following conditions have not been satisfied or, to the extent legally permissible, waived:

(a)	there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 5:00 p.m., New York City time, on July 2, 2018 2018 (the “Expiration Date,” unless OCI shall have extended the period during which the Offer is open, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by OCI, shall expire) sufficient Units such that, following the closing of the Offer, OCI and its affiliates own at least 78,297,832 Units, representing greater than 90% of the outstanding Units (the “Minimum Tender Condition”);

(b)

there shall be instituted any action, proceeding or application by any U.S. or non-U.S. court, government or governmental authority or other U.S. or non-U.S. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly (i) challenges the acquisition by OCI of the Units, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer or the Buyout or seeks to obtain any material damages as a result of, or otherwise adversely affects, the Offer or the Buyout, (ii) seeks to prohibit or impose material limitations on OCI’s acquisition, ownership or operation of all or any material portion of its or OCIP’s business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Units (including, without limitation, the right to vote the Units purchased by OCI, on an equal basis with all other Units, on all matters presented to the holders of Units, except to the extent limited by the Partnership Agreement), or seeks to compel OCI to dispose of or hold separate all or any material portion of its own or OCIP’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer or the Buyout, (iii) reasonably would be expected to have an Adverse Effect (as defined below), or result in a diminution in the value of the Units or in the value of OCIP’s or OCI’s assets, in each case by more than $17.0 million (a “Diminution in Value”) or (iv) seeks to impose any condition to the Offer or the Buyout that is materially burdensome to OCI;

(c)	there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity which, directly or indirectly (i) restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer or the Buyout or awards material damages as a result of, or otherwise adversely affects, the Offer or the Buyout, (ii) prohibits or imposes material limitations on OCI’s acquisition, ownership or operation of all or any material portion of its or OCIP’s business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Units (including, without limitation, the right to vote the Units purchased by OCI, on an equal basis with all other Units, on all matters presented to the holders of Units, except to the extent limited by the Partnership Agreement), or compels OCI to dispose of or hold separate all or any material portion of its own or OCIP’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer or the Buyout, (iii) reasonably would be expected to have an Adverse Effect, or result in a Diminution in Value or (iv) imposes any condition to the Offer or the Buyout that is materially burdensome to OCI;

(d)	any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, order or injunction, shall be enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer or the Buyout that would, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (c) above;

(e)	any change (or any condition, event or development involving a prospective change) shall have occurred in the business, properties, assets, liabilities, capitalization, partners’ equity, financial condition, operations, results of operations or prospects of OCIP that has or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on OCIP and its subsidiaries taken as a whole (an “Adverse Effect”), or results or reasonably would be expected to result in a Diminution in Value;

(f)	there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S., (iii) the outbreak or escalation of a war, terrorist attack, armed hostilities or other international or national calamity directly or indirectly involving the U.S., (iv) any limitation by any Governmental Entity that materially adversely affects the extension of credit generally by banks or other lending institutions that regularly participate in the U.S. market in loans, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the U.S. or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(g)

OCIP or any subsidiary of OCIP shall have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any limited partner interests in it of any class (including without limitation, the Units) or securities convertible into or exchangeable for any such limited partner interests, or any rights, warrants or options to acquire any such limited partner interests or convertible securities or any other securities of OCIP, (B) any other securities in respect of, in lieu of or in substitution for limited partner interests outstanding on June 4, 2018, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding Units or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Units or any other security, whether payable in cash, securities or other property other than distributions of Available Cash from Operating Surplus (as such terms are defined in the Partnership Agreement), (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of OCIP or the General Partner that would reasonably be expected to, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

(h)	OCIP or any of its subsidiaries shall have amended or proposed or authorized any amendment to its certificate of limited partnership or partnership agreement or similar organizational documents or OCI shall have learned that OCIP or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by OCIP and also set forth in filings with the SEC;

(i)	a tender or exchange offer for some portion or all of the Units shall have been commenced or publicly proposed to be made by another person (including OCIP or its subsidiaries) or any person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire OCIP or assets or securities of OCIP;

(j)	OCIP and OCI shall have reached an agreement or understanding that the Offer be terminated or amended or OCI (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire OCIP by merger or similar business combination, or to purchase Units or assets of OCIP;

(k)	OCIP or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving OCIP or any of its subsidiaries or the purchase of securities or assets of OCIP or any of its subsidiaries any type of option, warrant or right which, in OCI’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Units or other securities, assets or business of OCIP or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

(l)	OCI shall have become aware that (i) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the Offer or the Buyout under any law, regulation, order or contract binding on OCIP or any of its affiliates, (ii) any of the applicable consents, waivers or approvals have not been obtained and (iii) the failure to obtain such consents, waivers or approvals would reasonably be expected to have an Adverse Effect; or

(m)

OCIP or any of its affiliates shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise affected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or any subsequent business combination; which in the reasonable judgment in each case of OCI with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The satisfaction or existence of any of the conditions to the Offer will be determined by OCI in its sole discretion. These conditions are for the sole benefit of OCI and its affiliates and may be asserted by OCI in its sole discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by OCI in its sole discretion in whole or in part at any time or from time to time before the expiration time (provided that all conditions to the Offer must be satisfied or waived prior to the expiration time). OCI has stated that it expressly reserves the right to waive any of the conditions to the Offer (to the extent legally permissible) and to make any change in the terms of or conditions to the Offer; that its failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right; that the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances; and that each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the expiration time. Any determination made by OCI concerning the events described in the section “The Offer—Conditions to the Offer” contained in the Offer to Purchase will be final and binding upon all parties, subject to the tendering limited partner’s right to bring any dispute with respect thereto before a court of competent jurisdiction.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase.

According to the Offer to Purchase, the principal office of OCI is located at Honthorststraat 19, Amsterdam, 1071 DC, the Netherlands, and its telephone number is +31 20 723 4535.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, including the exhibits hereto and the documents incorporated herein by reference, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Partnership or any of its affiliates, on the one hand and (ii) (x) any of the executive officers or directors of the General Partner or affiliates of the Partnership, or (y) OCI or any of its executive officers, directors or affiliates, on the other hand, other than as set forth or incorporated by reference in this Schedule 14D-9 and except for agreements, arrangements or understandings and actual or potential conflicts of interests described in: (A) the sections entitled “Item 1A. Risk Factors—Risks Inherent in an Investment in Us,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters,” “Item 13. Certain Relationships and Related Transactions, and Director Independence,” and “Notes to the Consolidated Financial Statements—Note 7. Related Party Transactions” in the Annual Report on Form 10-K filed by the Partnership with the SEC on March 5, 2018 (the “Form 10-K”), which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference; (B) the sections entitled “Notes to the Condensed Consolidated Financial Statements—Note 7. Related-Party Transactions” and “—Note 13. Subsequent Events” in the Quarterly Report on Form 10-Q filed by the Partnership with the SEC on May 7, 2018 (the “Form 10-Q”), which information is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference. The Form 10-K and Form 10-Q can be obtained without charge from the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)    Solicitation or Recommendation. As described in detail below, the Conflicts Committee recommends that holders of Units who are not affiliated with OCI (“Unaffiliated Unitholders”) tender their Units in the Offer.

The Partnership Agreement specifically grants to the General Partner, if the General Partner and its affiliates hold more than 90% of the total limited partner interests of any class then outstanding, the right to purchase all such limited partner interests then outstanding held by persons other than the General Partner and its Affiliates, at the greater of (x) the current market price and (y) the highest price paid by the General Partner or any of its affiliates for limited partner interests of that class purchased during the 90-day period before exercise, all as described in the Partnership Agreement. The exercise of the right to purchase, which we refer to as the Buyout, is not subject to contractual or other fiduciary standards upon the General Partner (other than as is consistent with the implied contractual covenant of good faith and fair dealing) and can be exercised in the General Partner’s discretion. The Buyout (which is assignable to affiliates of the General Partner) is at the heart of the Offer. Because of OCI’s ownership of approximately 88.25% of the Units, OCI is seeking a minimum of approximately 1.75% of the outstanding Units in the Offer in order to reach the 90% threshold to be able to exercise the Buyout. A recommendation by the Conflicts Committee (as defined below) to holders of Units to tender, or not to tender, into the Offer or an election by the Conflicts Committee not to express a view on the Offer, is not a condition to the Offer or the Buyout. Moreover, although OCI has indicated an intent to exercise the call right upon consummation of the Tender Offer, OCI is not contractually committed to do so.

The General Partner is a wholly owned subsidiary of OCI, and as a result OCI has the power and authority to elect all of the directors of the General Partner (including the independent directors and the members of the Conflicts Committee), and pursuant to the Partnership Agreement, the GP controls the operations of the Partnership, including decisions regarding growth plans and distributions. The Partnership Agreement permits OCI to own operations which are competitive with those of the Partnership. For example, Natgasoline LLC, in which OCI indirectly owns a 50% interest, which is currently in the commissioning phase on its 1.8 million metric ton methanol facility in Beaumont, Texas, and which is expected to commence operations in the very near term, will compete with the Partnership. If the Offer is not successful, OCI’s control, and its ability to shape the Partnership’s reaction to the competitive challenges that the Partnership faces, will continue.

It is in this context that the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors (the “GP Board”) of the General Partner has been asked to express its views on the Offer.

After careful consideration, including a review of the Offer with its independent legal and financial advisors, the Conflicts Committee believes that although the Offer Price falls within the range of fairness it is not compelling. Since, however, the Offer is not conditioned on the Conflicts Committee’s approval, and since it is the belief of the Conflicts Committee that the Buyout is likely to be consummated regardless of any action by the Conflicts Committee, it is the Conflicts Committee’s judgment that the Unaffiliated Unitholders will not benefit from refraining from tendering their Units. Further, it is the Conflicts Committee’s judgment that if OCI were to withdraw the Offer, which it has the right to do, there is a substantial risk that OCI will purchase additional Units at a price less than the Offer Price. Further, after discussions with OCI, the Conflicts Committee believes that OCI is not prepared to offer a higher price than the Offer Price. Based on these judgments and the other factors described in this Schedule 14D-9, and after consultation with Tudor Pickering Holt & Co Advisors LP (“Tudor”), its financial advisor in connection with the Offer, the Conflicts Committee recommends that Unaffiliated Unitholders tender their Units in the Offer. Because the Conflicts Committee’s recommendation is based on a number of judgments which should not be considered as free from doubt, the Conflicts Committee strongly urges each Unaffiliated Unitholder to carefully read the Offer to Purchase, the Letter of Transmittal, other materials related to the Offer, and this Schedule 14D-9 before making any decision regarding tendering its Units and to make such decision based on all of the available information, including, without limitation, the adequacy of the Offer Price in light of the Unaffiliated Unitholder’s own investment objectives, the Unaffiliated

Unitholder’s views as to the Partnership’s prospects and outlook, the factors considered by the Conflicts Committee as described below and any other factors that the Unaffiliated Unitholder deems relevant to its investment decision.

Mr. Nathaniel Gregory, a member of the Conflicts Committee who is also a unitholder, has advised OCI that he expects to tender the Units that he beneficially owns and that such tendered Units themselves will not satisfy the Minimum Tender Condition. Francis Meyer, the other member and the chairman of the Conflicts Committee, does not own Units and therefore will not tender Units in the Offer.

(b)    Background of the Offer.

The following background information to the Offer is discussed in the section entitled “Special Factors—Background of the Offer” in the Offer to Purchase, and, other than in connection with actions taken by the Conflicts Committee or its members or advisors, is based on the Offer to Purchase.

Following certain formation transactions in connection with OCIP’s initial public offering in October of 2013, OCI held 63,000,000 Units, representing approximately 78.3% of the outstanding Units.

On November 10, 2014, an indirect, wholly owned subsidiary of OCI and OCIP entered into a contribution agreement, pursuant to which OCI contributed $60.0 million to OCIP in exchange for 2,995,372 Units. The price per unit of each Unit issued in the transaction was $20.0309.

On April 17, 2015, an indirect, wholly owned subsidiary of OCI and OCIP entered into another contribution agreement, pursuant to which OCI contributed $60.0 million to OCIP in exchange for 3,502,218 Units. The price per unit of each Unit issued in the transaction was $17.132.

OCIP used the proceeds from the two contributions to fund capital expenditures and other costs and expenses incurred in connection with a debottlenecking project at OCIP’s methanol and ammonia production facility. After closing the transactions, OCI held 79.88% of the outstanding Units.

On December 6, 2016, OCI sent a proposal to the board of directors of the General Partner to acquire each outstanding Unit not already owned by OCI in exchange for 0.52 shares of common stock of OCI. After negotiations with a conflicts committee (the “Prior Conflicts Committee”) established by the board of directors of the General Partner reached an impasse, OCI informed representatives of the Prior Conflicts Committee on April 14, 2017 that no acceptable definitive agreement could be reached.

On December 26, 2017, OCI purchased 7,276,549 additional Units in privately negotiated transactions with sophisticated investors for aggregate cash consideration of approximately $61 million (reflecting an average price per Unit of $8.40). After the close of this transaction, OCI held 76,774,139 or approximately 88.25% of the outstanding Units.

On May 24, 2018, the board of directors of OCI discussed with members of senior management the potential acquisition of minority interests held by third parties in OCI’s subsidiaries. The board of directors authorized Mr. Nassef Sawiris, the CEO of OCI, to determine whether OCI should effect any such transaction in the future, following consultation with any financial advisors retained by OCI and subject to the satisfaction of other conditions set forth by the board. Pursuant to an engagement letter effective as of May 25, 2018, OCI N.V. retained J.P. Morgan Securities plc (“J.P. Morgan”) as its financial advisor in connection with the Offer. On June 1, 2018, at the request of OCI N.V., J.P. Morgan provided a letter addressed to the board of directors of OCI N.V. setting forth J.P. Morgan’s view, as of such date and based upon and subject to the factors, assumptions and procedures set forth in its letter, as to the range of values of one Unit (the “J.P. Morgan Valuation Letter”) together with J.P. Morgan’s related financial analysis.

Later on June 1, 2018, following consultation with management of OCI, Mr. Sawiris determined on behalf of OCI that OCI should take all actions necessary to initiate the proposed Offer. Also on that day, OCI management provided the board of directors of OCI with information regarding the proposed Offer and a proposed Offer Price of $11.00 per Unit. This information included the trading history of the Units on the New York Stock Exchange (the “NYSE”), showing that the Units have traded between $6.75 and $10.45 over the 52-week period preceding June 1, 2018, documents relating to the commencement of the Offer and the J.P. Morgan Valuation Letter and related financial analysis.

On June 3, 2018, a telephonic meeting was held at which representatives of J.P. Morgan discussed the J.P. Morgan Valuation Letter and related financial analysis with members of the board of directors of OCI N.V.

Following further communication with the board of directors of OCI, including reference to the reasons set forth under “—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Buyout; Consideration of Alternatives” in the Offer to Purchase, Mr. Sawiris approved on behalf of OCI, commencement of the Offer by OCI.

On June 4, 2018, a telephonic meeting of the Conflicts Committee was held to discuss the Conflicts Committee’s responsibilities in connection with the Offer, including authorization from the GP Board in connection with the Conflict Committee’s review, the range of potential responses, and the engagement of Tudor as its financial advisor.

On June 5, 2018, a telephonic meeting of the Conflicts Committee was held whereby it was determined that Mr. Dod Fraser, an independent director on the Board of the General Partner, was unable to serve on the Conflicts Committee for the purpose of reviewing, evaluating, or providing a recommendation on the Offer on behalf of the Partnership.

On June 8, 2018, a telephonic meeting of the Conflicts Committee was held at which representatives of Tudor conferred with OCI’s management to review the Partnership’s financial outlook and forecasts to assist in the evaluation of the Offer.

On June 12, 2018, a telephonic meeting of the Conflicts Committee was held at which representatives of Tudor reviewed with the Conflicts Committee Tudor’s preliminary financial analysis with respect to the Partnership and the Conflicts Committee discussed a range of possible reactions and its opinion of the Offer’s fairness to Unaffiliated Unitholders. Later that day, Mr. Meyer conferred with Mr. Ahmed El-Hoshy, the President and Chief Executive Officer of OCI N.V. in the Americas, an affiliate of OCI, and the President and CEO of the General Partner, regarding the Conflicts Committee’s preliminary thoughts on valuation and the Offer, including the Conflicts Committee’s difficulties in reaching a conclusion that the original offer of $11.00 per Unit is fair.

On June 14, 2018, a telephonic meeting of the Conflicts Committee was held at which representatives of Tudor reviewed with the Conflicts Committee Tudor’s revised preliminary financial analysis with respect to the Partnership and the Conflicts Committee continued to discuss a range of possible reactions, as well as initiating a dialogue with OCI about the fairness of the original offer of $11.00 per Unit. Later that day, Mr. Meyer forwarded to Mr. El-Hoshy a summary schedule of value ranges for the Partnership, then spoke with Mr. El-Hoshy regarding the fairness of the Offer.

On June 15, 2018, representatives of Tudor and J.P. Morgan conferred informally about valuation. Also that day, telephonic meetings of the Conflicts Committee were held in which Mr. Meyer reported about his prior day’s conversation with Mr. El-Hoshy, and the Conflicts Committee and Tudor continued to discuss a range of possible reactions, Tudor’s preliminary financial analysis regarding the original offer of $11.00 per Unit, and the continuing dialogue with OCI about the fairness of the Offer price. That evening, Mr. Meyer spoke with Mr. El-Hoshy to request the original offer price of $11.00 per Unit be increased by $1.00, to $12.00 per Unit, as a condition to the Committee’s recommendation to Unitholders to tender into the Offer, which Mr. El-Hoshy said he would discuss with other members of the OCI team.

On June 17, 2018, the Conflicts Committee met with its counsel to discuss developments, and the background of the Offer. Later that day, Mr. Meyer spoke again with Mr. El-Hoshy and Michael Bennett, the chairman of the board of OCI, as a follow-up to the conversation two days earlier in which Mr. Meyer requested a $1.00 increase in the offer price per Unit as a condition to the Conflicts Committee’s recommendation to Unitholders to tender into the Offer. During that call, the representatives of OCI told Mr. Meyer that OCI was prepared to increase the offer price per Unit to $11.50 but only if the Conflicts Committee would recommend that Unitholders tender into the Offer. Mr. Meyer told the representatives of OCI that he would discuss the proposal with the Conflicts Committee.

On June 18, 2018, the Conflicts Committee met with its counsel and with Tudor. Mr. Meyer reported on his conversation with Mr. El-Hoshy and Mr. Bennett from the prior day, and expressed his view that, based on the conversation, OCI was not willing to increase the Offer Price above $11.50. After a discussion, Tudor was requested to render its opinion, and opined verbally to the effect that, as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the $11.50 per Unit to be received by the holders of Units (other than the Excluded Holders, defined below) pursuant to the Offer was fair, from a financial point of view, to such holders. Tudor forwarded to the Conflicts Committee a written opinion later that day. Also, Mr. Meyer wrote to Mr. El-Hoshy a note seeking confirmation that Holdings II, the bidder in the Offer, will increase the Offer Price from $11.00 to $11.50 provided that the Conflicts Committee recommends that the public unitholders tender their Units for the revised $11.50 Offer Price, which Mr. El-Hoshy confirmed. Later that day, the Conflicts Committee conferred again with its legal and financial advisors, and resolved to recommend that the Unaffiliated Unitholders tender their Units in the Offer.

(c)    Reasons for Recommendation. In reaching its determination and its decision as described above, the Conflicts Committee considered and discussed with its financial and legal advisors several factors, including the factors described below.

Factors Supporting Tendering into the Offer

The Conflicts Committee viewed the following factors as being generally supportive of tendering into the Offer.

The Buyout Right. Once OCI owns 90% of the outstanding Units, OCI will be able to consummate the Buyout at a time of OCI’s choosing. OCI needs to acquire in the market only 1,523,692 Units (14.9% of the public float) to be able to consummate the Buyout. OCI could consummate the Buyout at a future date that could result in a price lower than the Offer Price.

Control Over Future Growth Plans, Distributions and Operations. OCI has control over future growth plans, distributions and operations of the Partnership. Any change in business plans or reduction in distributions or change in operations could adversely affect the market price of the Units and an Unaffiliated Unitholder’s total return from its investment in the Units. In addition, there are no meaningful limitations on OCI’s ability to compete with the Partnership.

Return to Historical Trading Price. If OCI was unsuccessful in completing the Offer or any subsequent offer, the Conflicts Committee believes that the trading price of the Units could return to its previous trading range in the one-year period prior to the announcement of the Offer. Further, to the extent that OCI acquires Units pursuant to the Offer and does not complete the Buyout, or does not consummate the Offer but acquires additional Units in the open market, the liquidity of the trading market for Units will likely be reduced which could have an adverse impact on trading prices of the Units.

Timing and Likelihood of Completion. The Conflicts Committee considered the anticipated timing of the consummation of the Offer and the Buyout contemplated by the Offer, including the structure of the Offer to Purchase as a cash tender offer for all outstanding Units held by Unaffiliated Unitholders, with the anticipated result of allowing the Unaffiliated Unitholders to receive the Offer Price in a relatively short time frame, followed by the Buyout under Section 15.1(a) of the Partnership Agreement, in which all Unaffiliated Unitholders will receive the same consideration received by those Unaffiliated Unitholders who tender their Units in the Offer.

Financial Analysis and Opinion of Tudor. The Conflicts Committee considered the financial analysis of Tudor regarding the Offer and opinion of Tudor rendered to the Conflicts Committee on June 18, 2018, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the $11.50 per Unit to be received by the holders of Units (other than the Excluded Holders) pursuant to the Offer was fair, from a financial point of view, to such holders, as more fully described below. See “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” of this Schedule 14D-9.

Historical Unit Prices. The Offer Price represents a premium of 15% over the closing price per Unit on June 1, 2018 (the last day prior to the public announcement of the Offer), and a premium of approximately 21.7% to the 90-trading day VWAP for the period ended on June 1, 2018 (the last day prior to the public announcement of the Offer).

Certainty of Value. The Conflicts Committee considered that the consideration to be received by the Unaffiliated Unitholders in the Offer will consist entirely of cash, which provides liquidity and certainty of value to the Unaffiliated Unitholders, particularly in view of the fact that OCI has not committed to consummate the Buyout after the consummation of the Offer.

Financial and Business Information. The Conflicts Committee took into account the historical and current financial condition, results of operations, business and prospects of the Partnership, the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Partnership operates.

Factors Not Supporting Tendering into the Offer

The Conflicts Committee considered the following factors as to not be supportive of tendering into the Offer:

OCI’s Financial Interest. With respect to the Offer Price, OCI’s financial interest in acquiring the Units for a low price is adverse to the financial interest of the Unaffiliated Unitholders in selling their Units for a high price.

No Further Participation. Any Unaffiliated Unitholder who tenders all its Units will cease to participate in the future earnings and growth, if any, of the Partnership and will not benefit from increases, if any, in the Partnership’s value, including any increases due to general economic improvement. For example, OCI has indicated that there is a potential project to debottleneck certain of the Partnership’s operations, which could result in substantial benefits to the Partnership which will not be available to holders assuming that the Offer and the Buyout are completed.

Form of Consideration. The cash consideration of the Offer may not be tax efficient for some holders of the Units.

Timing of Offer. OCI commenced the Offer during a period of relatively lower ammonia prices, which are a significant factor in the implied valuation of the Partnership.

The Units Have Traded Higher. The Units have in the past traded at higher levels than the Offer Price. The Units reached an all-time high trading price of $28.73 per Unit in December 2013 and an all-time low trading price of $5.35 per Unit in November 2016. This trading history suggests that certain Unaffiliated Unitholders may have acquired their Units at prices higher than the Offer Price.

Other Factors

Risks Associated with the Failure to Close the Offer. The possibility that the transactions contemplated by the Offer might not be consummated, and the fact that if the Offer is not consummated, (i) the Partnership will have incurred significant transaction costs, (ii) the Partnership’s continuing business relationships with business partners and employees may be adversely affected, (iii) the trading price of the Units could be adversely affected, and (iv) the market’s perceptions of the Partnership’s prospects could be adversely affected.

Conflicts Committee. The following factors are relevant for Unaffiliated Unitholders considering the Conflicts Committee’s recommendation:

•	the fact that the Conflicts Committee is comprised of two directors who are independent of the General Partner and OCI and their affiliates, are not members of the management of the General Partner, and satisfy the requirements to serve on the Conflicts Committee under the Partnership Agreement;

•	the fact that, other than the receipt of committee fees which are not contingent upon the consummation of the Offer or a recommendation in favor of the Unaffiliated Unitholders accepting the Offer and tendering their Units in the Offer and customary D&O insurance provisions, none of the Conflicts Committee members has interests in the Offer different from, or in addition to, those of the Unaffiliated Unitholders; and

•	the fact that the Conflicts Committee was advised by Baker Botts L.L.P. as its independent legal counsel, and Tudor as the Conflicts Committee’s independent financial advisor.

Absence of Certain Procedural Safeguards. The Conflicts Committee also considered certain procedural safeguards that it believes were not present in the Offer.

•	No Appraisal Rights—the Conflicts Committee considered that no appraisal rights are available to the Unaffiliated Unitholders in connection with the Offer.

•	No Majority of Minority Condition—although the Offer is subject to the Minimum Tender Condition (which can be waived by OCI in its sole discretion without the consent of the General Partner), there is no condition that a majority of the Unaffiliated Unitholders tender their Units in the Offer.

•	Potential Conflicts of Interest—the fact that the General Partner’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Unaffiliated Unitholders.

•	Potential that the Buyout will not be Consummated after Consummation of the Offer—Assuming the Minimum Tender Condition has been satisfied in connection with the consummation of the Offer, the General Partner and its affiliates will continue to have the authority to exercise the Buyout under the Partnership Agreement. However, because of the 90-day look-back in the pricing formula under Section 15.1(a) of the Partnership Agreement, if the General Partner or an affiliate exercised the Buyout in the 90 days following the consummation of the Offer, the Buyout price could be no less than $11.50 per Unit.

Taxable Transaction. The gains from the consideration to be received by the unitholders in the Offer and the Buyout generally will be taxable to the unitholders for U.S. federal income tax purposes.

Risk of Litigation. The risk of litigation in connection with the execution of the completion of the Offer and the consummation of the Buyout that may result in significant costs and diversion of management focus.

Tudor Fee. A portion of Tudor’s fee is contingent upon completion of the Offer. See Item 5 (“Item 5. Persons/Assets Retained, Employed, Compensated or Used”) below.

The foregoing discussion of the information, reasons, and factors considered by the Conflicts Committee includes the material reasons and factors considered by the Conflicts Committee. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Conflicts Committee made its determinations based upon the totality of the information presented to and considered by it.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Pursuant to an engagement letter dated January 25, 2017, as amended and supplemented by an engagement letter dated June 5, 2018 (collectively, the “Engagement Letter”), the Conflicts Committee engaged Tudor to act as its financial advisor in connection with the Offer. As compensation for services under the Engagement Letter, the Partnership agreed to pay Tudor fees for its services, $1.25 million of which has become became payable through the date of this 14D-9 Recommendation Statement and the balance of which (in the amount of $750,000) will become payable, and is contingent upon, the consummation of the Offer. In addition, the Partnership agreed to reimburse Tudor for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Tudor and related persons for certain liabilities and other items that may arise out of its engagement by the Conflicts Committee and the rendering of its opinion.

Opinion of the Financial Advisor to the Conflicts Committee

Financial Analyses of the Conflicts Committee’s Financial Advisor

Introduction

The Conflicts Committee retained Tudor to act as its financial advisor in connection with the Offer and requested Tudor to evaluate the fairness, from a financial point of view, to the holders of Units, other than OCI and its affiliates, including officers or directors of OCI or its affiliates that have indicated prior to delivery of this opinion their intent to tender into the Offer (referred to herein as the “Excluded Holders”), of the Offer Price to be received in the Offer.

On June 18, 2018, at a meeting of the Conflicts Committee held to evaluate the Offer, Tudor delivered an oral opinion, subsequently confirmed in a written opinion dated the same date, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in the opinion and based on other matters as Tudor considered relevant, the Offer Price to be received by holders of Units, other than the Excluded Holders, pursuant to the Offer was fair from a financial point of view to such holders.

The full text of Tudor’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken, is attached hereto as Annex A and is incorporated by reference in its entirety. The summary of Tudor’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. The holders of Units are urged to read the Tudor opinion carefully and in its entirety. Tudor delivered its opinion for the information and assistance of the Conflicts Committee, in its capacity as such, in connection with its evaluation of the Offer. Tudor’s opinion does not constitute a recommendation to the Conflicts Committee or to any holder of Units as to how to act in connection with the Offer or any other matter.

In connection with its financial analyses, among other things, Tudor:

•	reviewed the Offer to Purchase;

•	reviewed certain publicly available historical operating and financial information relating to the Partnership that Tudor deemed relevant, including annual reports to unitholders and Annual Reports on Form 10-K of the Partnership for the three years ended December 31, 2017 and certain interim reports to unitholders and Quarterly Reports on Form 10-Q of the Partnership;

•	reviewed certain other communications from the Partnership to holders of Units;

•	reviewed certain internal financial information and forecasts for the Partnership prepared by the management of the Partnership, including sensitivity cases reflecting differing projected operating and pricing assumptions prepared in conjunction with, and based on parameters determined by, the Conflicts Committee (the information, forecasts and sensitivity cases described in this bullet, collectively referred to in this section, the “Forecasts”);

•	spoke with members of the senior management of the Partnership (some of whom may have differing beneficial or other pecuniary interests in the equity securities of the Partnership, on the one hand, and OCI and its affiliates, on the other) regarding the past and current business operations, financial condition and future prospects of the Partnership, as well as the information referred to above;

•	reviewed the reported price and trading activity for the Units, compared certain financial and stock market information for the Partnership with similar information for certain other companies the securities of which are publicly traded;

•	reviewed the financial terms of certain business combinations and other transactions in the fertilizer, methanol, ammonia and industrial organic chemical sectors specifically and in other industries generally; and

•	performed such other studies and analyses and considered such other factors as Tudor considered appropriate.

For purposes of Tudor’s analyses, Tudor assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for it, or that was publicly available, and upon the assurances of the management of the Partnership that they are not aware of any relevant information that had been omitted or that remained undisclosed to Tudor, and Tudor assumed no liability therefor. In that regard, Tudor assumed with the Conflicts Committee’s consent that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Partnership’s management and the Conflicts Committee and (ii) that the Forecasts provided a reasonable basis upon which to evaluate the Offer. Tudor expressed no view or opinion with respect to the Forecasts or the assumptions on which they are based and Tudor further assumed, among other things, that (i) the Offer would be consummated on the terms described in the Offer to Purchase, without any waiver or modification of any material terms or conditions, (ii) the Offer if and when consummated would not differ in any respect material to its analyses from the Offer to Purchase as amended through the date of Tudor’s financial analyses, (iii) OCI would fully and timely perform all of its obligations in connection with the Offer, (iv) all conditions to the consummation of the Offer would be satisfied without material amendment or waiver thereof, and (v) all governmental, regulatory or other consents or approvals necessary for the consummation of the Offer would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or the contemplated benefits of the Offer to the holders of Units in any way meaningful to Tudor’s financial analyses. In addition, Tudor did not conduct an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Partnership or any of its subsidiaries and Tudor had not been furnished with any such evaluation or appraisal. The Forecasts reflect certain assumptions of the Partnership’s management regarding the methanol, ammonia and natural gas industries that are subject to significant uncertainty and that, if different than assumed, could have a material impact on Tudor’s financial analyses.

Tudor’s financial analyses did not address the underlying business decision of the Partnership or the Conflicts Committee with respect to the Offer or the relative merits of the Offer as compared to any alternative transactions or business strategies that might be available to the Partnership. Tudor did not express any view as to, and Tudor’s financial analyses did not address, any other term or aspect of the transaction, including, without limitation, the fairness of any transaction to, or any consideration received in connection therewith by, security holders or other constituencies of the Partnership; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or Offeror, or any class of such persons, in connection with the transaction, whether relative to the Offer Price pursuant to the Offer or otherwise. Tudor did not express any opinion as to the prices at which the Units will trade at any time. Tudor’s financial analyses are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date Tudor presented its financial analyses to the Conflicts Committee. Tudor assumed no obligation to update, revise or reaffirm Tudor’s financial analyses and expressly disclaims any responsibility to do so based on circumstances, developments or events occurring, or coming to its attention, after the date thereof or any other reason. Tudor’s financial analyses and related financial advisory services were provided for the information and assistance of the Conflicts Committee in connection with its consideration of the Offer and they did not constitute a recommendation to the Conflicts Committee with respect to the Offer or to any holder of Units as to how such holder should act with respect to the Offer or any other matter. Tudor’s financial analyses was reviewed and approved by an appropriate Tudor internal committee.

Tudor noted that the Offer to Purchase indicated that the Offer is conditioned upon, among other things, sufficient Units being tendered and not withdrawn such that, following the closing of the Offer, OCI and its affiliates will own at least 78,297,832 Units, representing greater than 90% of the outstanding Units. Tudor also noted that the Offer to Purchase further indicates that OCI and its affiliates may purchase all of the remaining Units not owned by OCI and its affiliates in accordance with Section 15.1 of the Partnership Agreement if, following closing of the Offer, OCI and its affiliates own more than 90% of the outstanding Units. As described in the Offer to Purchase, Section 15.1 of the Company Partnership Agreement provides that if at any time OCI GP LLC, the General Partner and its affiliates hold more than 90% of the Units then outstanding, the General Partner will have the right, to purchase all, but not less than all, of the Units then outstanding held by persons other than the General Partner and its affiliates, at a price equal to the greater of (i) the average daily closing price of the Units on the New York Stock Exchange for the 20 consecutive trading days immediately preceding the date that is three business days prior to the date on which notice is given and (ii) the highest price paid by the General Partner or any of its affiliates for any Units purchased during the 90-day period preceding the date on which such notice is given. Tudor noted to the Conflicts Committee that OCI disclosed in the Offer to Purchase that, as of the commencement of the Offer, OCI and its affiliates collectively owned approximately 88.25% of the outstanding Units. The Offeror has also disclosed in an amendment to the Offer to Purchase that certain insiders owning approximately 1.03% of the outstanding Units intend to tender into the Offer all of the Units that they own.

The estimates contained in Tudor’s financial analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Tudor’s financial analyses and estimates are inherently subject to substantial uncertainty.

Tudor did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Tudor in its analyses, and no one single method of analysis should be regarded as critical to the overall assessments made. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses. For purposes of its analysis, Tudor defined:

•	EBITDA – generally the amount of net income plus income taxes, interest expense (less interest income) and other financing costs, depreciation, amortization and other non-cash adjustments.

•	Cash Available for Distribution – generally the amount of EBITDA less cash interest expense, cash taxes paid, reserve for working capital and maintenance capital expenditures.

•	Enterprise Value – generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the book value as of such date of its preferred equity, book value of non-controlling interests and its net debt (the book value of total debt less the amount of cash and cash equivalents, as reflected on its most recent publicly available balance sheet).

Unless the context indicates otherwise, (i) Enterprise Values used in the selected publicly traded companies analyses described below were calculated using the market price of the applicable equity securities of the selected companies listed below as of June 14, 2018, (ii) the estimates of the future financial performance for the selected companies listed below were based on certain publicly available research analyst estimates for those companies, and (iii) the estimates of the future financial performance of the Partnership relied upon for the financial analyses described below were based on the Forecasts, which included projections using management’s base case commodity price forecasts for methanol and ammonia based on consensus average commodity price forecasts (the “Management Case”) and projections reflecting differing projected operating and pricing assumptions prepared in conjunction with, and based on parameters determined by, the Conflicts Committee, including projections using commodity price forecasts for methanol and ammonia increased by 10% over those used in the Management Case (“Sensitivity Case 1”), projections using commodity price forecasts for methanol and ammonia decreased by 10% below those used in the Management Case (“Sensitivity Case 2”), projections reflecting a reduction in the Partnership’s methanol and ammonia capacity utilization rates via a decrease in the Partnership management’s forecasted commodity sales volumes by 10% below those used in the Management Case (“Sensitivity Case 3”), and projections reflecting the impact of an illustrative debottlenecking project assuming a 10% increase in methanol capacity in 2020 and certain other assumptions regarding capital expenditures and other matters related to such a project prepared in conjunction with, and based on parameters determined by, the Conflicts Committee (“Sensitivity Case 4”).

Summary of Tudor’s Material Financial Analyses

Selected Trading Companies Analyses

Tudor reviewed and analyzed certain financial information including certain trading multiples related to selected companies with operations focused primarily on methanol, ammonia and nitrogen, whose operations Tudor considered, based on its experience, to be similar in one or more respects to the Partnership’s operations. These companies are:

CF Industries Holding, Inc.

LSB Industries, Inc.

Methanex Corporation

CVR Partners, LP

The preceding companies are referred to in this discussion as the “selected companies.” However, no selected company or group of companies is identical or entirely comparable to the Partnership. Further, Tudor believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Partnership and the selected companies that could affect the public trading values of each also are relevant.

Tudor calculated and compared the ratio of each member of the selected companies’ (i) unit or share price as of June 14, 2018 to its estimated Cash Available for Distribution per Unit (Share), which is referred to in this discussion as “CAFD / Unit (Share)” for 2018 and 2019 and (ii) Enterprise Value to its estimated EBITDA for 2018 and 2019. All of these calculations were performed and based on publicly available financial data and closing prices as of June 14, 2018. The Cash Available for Distribution and EBITDA estimates for each member of the selected companies used by Tudor in its analyses were based on publicly available consensus estimates as reported by FactSet Research Systems Inc. and third-party research. The median Unit (Share) price to CAFD / Unit (Share) for the selected companies was 6.9x and 7.6x for 2018E and 2019E, respectively, with ranges in Unit (Share) price to CAFD / Unit (Share) of 6.5x to 8.7x and 1.8x to 10.7x for 2018E and 2019E, respectively. The median of Enterprise Value to EBITDA for the selected companies was 10.7x and 7.7x for 2018E and 2019E, respectively, with ranges in Enterprise Value to EBITDA of 7.1x to 13.3x and 5.4x to 10.9x for 2018E and 2019E, respectively.

Tudor applied the range of Unit (Share) price to CAFD / Unit (Share) multiples and Enterprise Value to EBITDA multiples for the selected companies discussed above to the estimated CAFD / Unit and EBITDA, respectively, of the Partnership as reflected in the Forecasts (normalized per management of the Partnership for turnarounds).

Based upon this analysis and the multiple ranges noted above, Tudor calculated implied price per unit ranges for Units for the Management Case and Sensitivity Case 3, as shown in the table below. For purposes of this methodology, Sensitivity Case 1 and Sensitive Case 2 were not taken into account given the inapplicability of the current market multiples to alternative commodity price environments and Sensitivity Case 4 was not taken into account as the 2018 and 2019 trading metrics below were the same as those indicated in the Management Case.

Trading Metric	Data Source	Low	High
2018E EBITDA	Management Case	$11.07	$24.79
2018E EBITDA	Sensitivity Case 3	$8.98	$20.86
2019E EBITDA	Management Case	$6.11	$16.92
2019E EBITDA	Sensitivity Case 3	$4.62	$13.93
2018E CAFD / Unit(Share)	Management Case	$9.30	$12.40
2018E CAFD / Unit(Share)	Sensitivity Case 3	$7.39	$9.85
2019E CAFD / Unit(Share)	Management Case	$2.45	$14.50
2019E CAFD / Unit(Share)	Sensitivity Case 3	$1.95	$11.55

Selected Precedent Transactions Analyses

Using publicly available information and third-party research, Tudor reviewed certain acquisition and business combination transactions announced with a transaction value in excess of $100 million in the Fertilizer, Methanol, and Ammonia sectors. Tudor conducted a precedent transactions analysis to assess how these transactions were valued. No selected transactions were identical or entirely comparable to the transactions contemplated by the Offer. Accordingly, Tudor believes that purely quantitative analyses are not, in isolation, determinative in the context of the transactions and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Partnership and the target companies reflected in the selected precedent transactions and differences in the structure and timing of the selected transactions and other factors that would affect the acquisition value in the transactions considered are also relevant. The following list sets forth the selected transactions (the “selected transactions”) reviewed:

Announcement Date	Acquiror	Target

2/7/18	Terra Nitrogen GP, Inc.	Terra Nitrogen Co. LP

4/1/16	Consolidated Energy Limited	OCI NV (Natgasoline 50%)

8/10/15	CVR Partners LP	Rentech Nitrogen Partners LP

8/6/15	CF Industries Holdings, Inc.	OCI NV (Natgasoline 45%)

6/1/15	OCI NV	BioMCN

10/1/13	Arab Petroleum Investments Corp	Methanex

5/1/11	OCI NV; Janus Methanol AG JV	Eastman

12/7/10	ICL-Israel Chemicals Ltd.	Scotts Miracle-Gro Co.

3/2/10	CF Industries Holdings, Inc.	Terra Industries, Inc.

Tudor determined that the mean and median ratio of transaction value to estimated EBITDA for the first fiscal year or next twelve months following the transaction, as available (“Forward Multiple”), for the selected transactions for which data was available was 7.8x and 7.6x, respectively, with a range of 7.0x to 8.7x. Tudor determined that the mean and median ratio of transaction value to estimated EBITDA for the latest twelve months preceding the transaction for the selected transactions for which data was available was 9.3x and 8.6x, respectively, with a range of 7.7x to 12.3x.

From this analysis, Tudor estimated implied price per unit ranges for the Units as shown below utilizing the ranges of multiples indicated above and the Partnership’s latest twelve months EBITDA and estimated next twelve months EBITDA as reflected in the Forecasts (normalized per management of the Partnership for turnarounds). For purposes of this methodology Sensitivity Case 4 was not taken into account as the LTM and Forward EBITDA trading metrics below were the same as those indicated in the Management Case.

Transaction Metric	Data Source	Low	High
LTM EBITDA	Historical	$8.30	$15.99
Forward EBITDA	Management Case	$10.46	$14.11
Forward EBITDA	Sensitivity Case 1	$13.70	$18.13
Forward EBITDA	Sensitivity Case 2	$7.22	$10.09
Forward EBITDA	Sensitivity Case 3	$8.43	$11.59

Discounted Cash Flow Analyses

Tudor performed discounted cash flow analyses of the Partnership by calculating the estimated present value, as of January 1, 2018, of the unlevered free cash flows that the Partnership was projected to generate as reflected in the Forecasts.

Tudor utilized a range of discount rates of 8.0% to 11.0% to calculate estimated present values as of January 1, 2018 of (i) estimated after-tax unlevered free cash flows for fiscal years ending December 31, 2018 through December 31, 2022, and (ii) estimated terminal values derived by applying a range of multiples of 6.5x to 8.5x to a terminal year estimated EBITDA (normalized per management of the Partnership for turnarounds, historical five year average mid-cycle pricing, long-term capital expenditures and average volumes).

From these analyses, Tudor calculated implied price per unit ranges for Units for each Forecast, as shown in the table below.

Forecast	Low	High
Management Case	$10.58	$14.88
Sensitivity Case 1	$13.96	$19.15
Sensitivity Case 2	$7.19	$10.60
Sensitivity Case 3	$8.42	$12.15
Sensitivity Case 4	$11.27	$15.98

Distribution Discount Analyses

Tudor performed a distribution discount model of the Partnership by calculating the estimated present value, as of January 1, 2018, of the distributions that the Partnership was projected to pay as reflected in the Forecasts, assuming per the Partnership’s management that all of the Partnership’s Cash Available for Distribution in a period were to be distributed to holders of Company Units in such period.

Tudor utilized a range of discount rates of 11% to 14% to calculate estimated present values as of January 1, 2018 of (i) estimated distributions for fiscal years ending December 31, 2018 through December 31, 2022, and (ii) estimated terminal values derived by applying a range of forward yields of 11% to 14% to terminal year estimated distribution (normalized per management of the Partnership for turnarounds, historical five year average mid-cycle pricing, long-term capital expenditures and average volumes).

From these analyses, Tudor calculated an implied price per unit range for Units for each Forecast, as shown in the table below.

Forecast	Low	High
Management Case	$10.33	$12.83
Sensitivity Case 1	$13.54	$16.81
Sensitivity Case 2	$7.12	$8.86
Sensitivity Case 3	$8.28	$10.30
Sensitivity Case 4	$11.29	$14.09

General

Tudor and its affiliates, including Perella Weinberg Partners LP, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Tudor and its affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, Tudor and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Partnership, OCI and any of their respective affiliates and (ii) any currency or commodity that may be relevant to financial analyses of the Partnership. In addition, Tudor and its affiliates and certain of its employees, including members of the team performing services in connection with the Offer, as well as certain private equity funds and investment management funds associated or affiliated with Tudor in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Partnership, OCI and their respective affiliates.

Tudor acted as financial advisor to the Conflicts Committee in connection with the Offer. Pursuant to the terms of the Conflicts Committee’s engagement of Tudor, Tudor has become entitled to receive fees of $1,250,000 that are not contingent upon closing of the Offer, and Tudor will be entitled to receive an additional cash transaction fee of $750,000, payable upon closing of the Offer. In addition, the Partnership agreed to reimburse Tudor’s expenses and indemnify Tudor against certain liabilities and other items arising out of its engagement.

Tudor is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Conflicts Committee selected Tudor to act as its financial advisor in connection with the Offer on the basis of Tudor’s experience in transactions similar to the transaction contemplated by the Offer, its reputation in the investment community and its familiarity with the Partnership and its business.

The description set forth above constitutes a summary of the analyses employed and factors considered by Tudor in preparing its analyses for the Conflicts Committee. Tudor believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its analyses. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Units have been effected by the Partnership or, to the Partnership’s knowledge, any of the directors or executive officers of the General Partner, or the affiliates or subsidiaries of the Partnership.

Item 7.	Purposes of the Transactions and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Partnership is not undertaking or engaged in any negotiations in response to the Offer that relate to:

(a)	a tender offer or other acquisition of the Partnership’s securities by the Partnership, any subsidiary of the Partnership or any other person; or

(b)	(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership, (ii) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Conditions of the Offer

The information set forth in the Section titled—” Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(4) of Schedule TO, is incorporated herein by reference.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer.

Limited Buyout Right

Pursuant to the Partnership Agreement, once the General Partner and entities affiliated with the General Partner own more than 90% of the Units, the General Partner and its affiliates will have the right, but not the obligation, to purchase all, but not less than all, of the Units held by unaffiliated limited partners of OCIP at a price the greater of (x) the Current Market Price (as defined in the Partnership Agreement) as of the date three business days prior to the date notice of the Buyout to limited partners is mailed and (y) the highest price paid by the General Partner or any of its affiliates for any such limited partner Units purchased during the 90-day period preceding the date that the Buyout notice is mailed.

Accordingly, the General Partner and its affiliates will be entitled to exercise the Buyout after the consummation of the Offer. Pursuant to the Partnership Agreement, the General Partner is not obligated to obtain a fairness opinion regarding the value of the Units to be repurchased by it upon exercise of the Buyout. Pursuant to the Partnership Agreement, the General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise the Buyout. Assuming the Offer is completed and the Minimum Tender Condition described herein is satisfied, the second step in the transaction is the Buyout, which OCI has stated in the Offer to Purchase that it currently intends to consummate if the above assumptions are true. However, OCI may change its intent and there can be no assurance that OCI will consummate the Buyout.

Annual and Quarterly Reports

For additional information regarding the business and the financial results and condition of the Partnership, please see the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC, the Partnership’s Quarterly Report on Form 10-Q filed by the Partnership with the SEC on May 7, 2018 and other Partnership filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials filed herewith or incorporated by reference herein include forward-looking statements. In particular, any statements that do not relate to historical or current facts constitute forward-looking statements, including, without limitation, financial projections, statements concerning activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future and statements relating to the completion of the Offer. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the Offer. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that: (1) conditions to the closing of the Offer may not be satisfied or waived on a timely basis or otherwise; (2) the Offer may involve unexpected costs, liabilities or delays; (3) the business of the Partnership may suffer as a result of uncertainty surrounding the Offer; (4) legal proceedings may be initiated related to the Offer and the outcome of any legal proceedings related to the Offer may be adverse to the Partnership; and (5) there are uncertainties as to how many of the Partnership’s limited partners will exchange their Units in the Offer and other risks to consummation of the Offer, including the risk that the Offer will not be consummated within the expected time period or at all; and the risks described in its periodic reports filed with the SEC, including, but not limited to, “Risk Factors” in Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and subsequent periodic reports containing updated disclosures of such risks. Such risks include, without limitation: the Partnership’s ability to generate sufficient cash flow from operations and obtain sufficient financing to continue its operations and pay its obligations, conditions in the industry sectors that the Partnership serves, the Partnership’s ability to protect Partnership data or information systems from security breaches, technological advances and competitive factors in the markets in which the Partnership competes, and volatility in foreign exchange rates. Forward-looking statements speak only as of the date the statement was made. However, the Partnership will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Partnership’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated June 4, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of OCI, filed with the SEC on June 4, 2018).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

Exhibit No.	Description

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Form of Summary Advertisement, published in The New York Times on June 4, 2018 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(vii)	Press Release dated June 4, 2018 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 4, 2018).

(a)(1)(viii)	Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)	The information contained under the headings “Business—Our Relationship with Our Sponsors,” “Executive Compensation” and “Certain Relationships and Related Party Transactions, and Director Independence” in the Partnership’s Annual Report on Form 10-K filed on March 5, 2018 is incorporated herein by reference.

(e)(2)	The information contained under the headings “Notes to the Condensed Consolidated Financial Statements—Note 7. Related-Party Transactions” and “—Note 13. Subsequent Events” in the Partnership’s Quarterly Report on Form 10-Q filed on May 7, 2018 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OCI PARTNERS LP

	By:	OCI GP LLC,
its general partner

Dated: June 19, 2018	/s/ Ahmed El-Hoshy
	Name:	Ahmed El-Hoshy
	Title:	President and Chief Executive Officer

[Letterhead of Tudor Pickering Holt & Co Advisors LP]

June 18, 2018

Conflicts Committee of the Board of Directors of OCI GP LLC

c/o OCI Partners LP

5470 N. Twin City Hwy

Nederland, TX 77627

Dear Members of the Conflicts Committee:

We understand that OCIP Holding II LLC (the “Offeror”), a wholly owned subsidiary of OCI N.V. (“OCI N.V.”), has commenced an offer (the “Offer”) to purchase all of the outstanding common units representing limited partnership interests (the “Common Units”) in OCI Partners LP (the “Company”) not currently owned by OCI N.V. or its affiliates. The Conflicts Committee of the Board of Directors (the “Conflicts Committee”) of the General Partner (as defined below), in its capacity as such, has requested our opinion as to the fairness from a financial point of view to the holders of the outstanding Common Units, other than OCI N.V. and its affiliates, including officers or directors of OCI N.V. or its affiliates that have indicated prior to delivery of this opinion their intention to tender into the Offer (the “Excluded Holders”), of the Offer Consideration (as defined below) to be received by such holders pursuant to the Offer. As more fully described in the Tender Offer Statement and Schedule 13E-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2018, as amended and supplemented through the date of this opinion (the “Offer to Purchase”) and as further confirmed in an email to the Conflicts Committee from the Offeror, the Offeror is offering to purchase all of the outstanding Common Units not owned by OCI N.V. or its affiliates for a purchase price of $11.50 per Common Unit net to seller in cash, without interest (the “Offer Consideration”).

We note that the Offer to Purchase indicates that the Offer is conditioned upon, among other things, sufficient Common Units being tendered and not withdrawn such that, following the closing of the Offer, the Offeror and its affiliates will own at least 78,297,832 Common Units, representing greater than 90% of the outstanding Common Units. The Offer to Purchase further indicates that OCI N.V. and its affiliates intend to purchase all of the remaining Common Units not owned by the OCI N.V. and its affiliates in accordance with Section 15.1 of the First Amended and Restated Agreement of Limited Partnership of the Company (the “Company Partnership Agreement”) if, following closing of the Offer, OCI N.V. and its affiliates own more than 90% of the outstanding Common Units. As described in the Offer to Purchase, Section 15.1 of the Company Partnership Agreement provides that if at any time OCI GP LLC, the general partner of the Company (the “General Partner”), and its affiliates hold more than 90% of the Common Units then outstanding, the General Partner will have the right, to purchase all, but not less than all, of the Common Units then outstanding held by persons other than the General Partner and its affiliates, at a price equal to the greater of (i) the average daily closing price of the Common Units on the New York Stock Exchange for the 20 consecutive trading days immediately preceding the date that is three business days prior to the date on which notice is given and (ii) the highest price paid by the General Partner or any of its affiliates for any Common Units purchased during the 90-day period preceding the date on which such notice is given. The Offeror disclosed in the Offer to Purchase that, as of the commencement of the Offer, it and its affiliates collectively owned approximately 88.25% of the outstanding Common Units. The Offeror has also disclosed in an amendment to the Offer to Purchase that certain insiders owning approximately 1.03% of the outstanding Common Units intend to tender into the Offer all of the Common Units that they own.

Tudor Pickering Holt & Co Advisors LP (“TPH”) and its affiliates, including Perella Weinberg Partners LP, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, OCI N.V. and any of their respective affiliates and (ii) any currency or commodity that may be relevant to financial analyses of the Company. In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the Offer, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Company, OCI N.V. and their respective affiliates. We have acted as financial advisor to the Conflicts Committee in connection with the Offer. We expect to receive fees for our services, a significant portion of which is contingent upon the consummation of the Offer. We also became entitled to receive fees upon commencement of our engagement and upon delivery of this opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities and other items arising out of our engagement.

In connection with this opinion, we have reviewed, among other things, (i) the Offer to Purchase; (ii) certain publicly available historical operating and financial information relating to the Company that we deemed relevant, including annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2017 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iii) certain other communications from the Company to holders of Common Units; and (iv) certain internal financial information and forecasts for the Company prepared by the management of the Company, including sensitivity cases reflecting differing projected operating and pricing assumptions prepared in conjunction with, and based on parameters determined by, the Conflicts Committee (the information, forecasts and sensitivity cases described in this clause (iv) collectively, the “Forecasts”), which we discussed with the senior management of the Company. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company, as well as the information referred to in clauses (i) through (iv) above. In addition, we have reviewed the reported price and trading activity for the Common Units, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain business combinations and other transactions in the fertilizer, methanol, ammonia sectors and industrial organic chemical sectors specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate. As you are aware, no single projections case for the Company was determinative of TPH’s opinion. Rather, our analyses with respect to all projections cases were considered collectively in conjunction with the views of the Company’s senior management and the Conflicts Committee in reaching the conclusion set forth in this letter. The Forecasts reflect certain assumptions regarding the methanol, ammonia and natural gas industries that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion. As you are also aware, senior management of the Company may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of the Company, on the one hand, and OCI N.V. and its affiliates, on the other.

For purposes of our analysis and opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or that is publicly available, and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us, and we assume no liability therefor. In that regard, we have assumed with your consent (i) that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management and the Conflicts Committee and (ii) that the Forecasts provide a reasonable basis upon which to evaluate the Offer. We express no view or opinion with respect to the Forecasts or the assumptions on which they are based and we have further assumed, among other things, that (i) the Offer would be consummated on the terms described in the Offer to Purchase, without any waiver or modification of any material terms or conditions, (ii) the Offer, if and when consummated, will not differ in any respect material to our analyses or opinion from the Offer to Purchase as amended through the date hereof, (iii) the Offeror will fully and timely perform all of its obligations in connection with the Offer, (iv) all conditions to the consummation of the Offer will be satisfied without material amendment or waiver thereof, (v) all governmental, regulatory or other consents or approvals necessary for the consummation of the Offer will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the contemplated benefits of the Offer to the holders of Common Units in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company or the Conflicts Committee with respect to the Offer or the relative merits of the Offer as compared to any alternative transactions or business strategies that might be available to the Company. This opinion addresses only the fairness to the holders of Common Units, other than the Excluded Holders, from a financial point of view, as of the date hereof, of the Offer Consideration to be received in the Offer. We do not express any view as to, and our opinion does not address, any other term or aspect of the transaction, including, without limitation, the fairness of any transaction to, or any consideration received in connection therewith by, creditors or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Offeror, or any class of such persons, in connection with the transaction, whether relative to the Offer Consideration pursuant to the Offer or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or coming to our attention, after the date hereof or any other reason. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Conflicts Committee in connection with its consideration of the Offer and such opinion does not constitute a recommendation to the Conflicts Committee with respect to the Offer or to any holder of Common Units as to how such holder should act with respect to the Offer or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the holders of Common Units, other than the Excluded Holders, for Common Units tendered into the Offer is fair from a financial point of view to such holders.

Very truly yours,

/s/ Tudor Pickering Holt & Co Advisors LP